UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2013

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated July 25, 2013.

Exhibit 99.1

Golar LNG Secures $1.125 Billion Financing for Newbuilds

Golar LNG Limited ("Golar" or "the Company") announces today that it has executed a USD $1.125 billion financing agreement ("the Facility") to fund the first 8 of its 13 newbuild vessels and FSRUs.  The facility is divided into three tranches: A term loan of USD $450 million funded by a consortium of lenders and guaranteed by a 95% Korea Trade Insurance Corporation ("K-Sure") policy; A term loan of USD $450 million funded by The Export Import Bank of Korea ("KEXIM"), and; A term loan of USD $225 million funded by a syndicate of commercial banks (the "Commercial Tranche").  The tranches have a 12 year repayment profile.    In anticipation of entering into this financing, the Company had previously entered into interest rate swaps to hedge the majority of the loan such that the all-in interest cost for the initial seven years of the facility will be approximately 3.74%.

Commenting on the agreement, Golar's Chairman John Fredriksen said, "Golar has demonstrated its commitment to LNG Shipping and FSRUs with its newbuilding programme, on the back of extremely attractive long term market fundamentals.  To have the support of the Korean ECAs to this extent, without requirement for contracts in place, enables Golar to take a more flexible and long-term approach to the LNG shipping market.  To see so many of our relationship banks together with the Korea Finance Corporation and a number of new banks participating in this oversubscribed facility is both reassuring and welcome.  Collectively they provide a strong footing for the company's ambitious growth plans and we look forward to their on-going involvement in our business".

Citibank N.A, London Branch acted as Global Coordinator, Book Runner and Documentation Agent to the transaction. The Mandated Lead Arrangers are Citibank N.A London Branch, Danske Bank A/S, DvB Bank SE, The Export Import Bank of Korea, Nordea Bank Norge ASA, Korea Finance Corporation, Skandinaviska Enskilda Banken AB (publ) and SwedBank AB (publ).

Golar LNG Limited

Hamilton, Bermuda

July 25, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: July 25, 2013	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer